[ProUroCare Letterhead]

October 16, 2009

Via EDGAR and Facsimile

Mr. David L. Orlic, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549

Re:                             ProUroCare Medical Inc.

Schedule TO-I

Filed on September 25, 2009

File No. 005-81640

Dear Mr. Orlic:

ProUroCare Medical Inc. (the “Company”) submits this letter in response to comments from the Securities and Exchange Commission Staff (the “Staff”) received by letter dated October 5, 2009 regarding the above referenced Schedule TO-I (the “Schedule TO”).  We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited each Staff comment in bold type and have followed each comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require. The Company has filed Amendment No. 1 to the above-referenced Schedule TO-I and an Amendment No. 1 on Form S-4 to its Registration Statement on Form S-3 filed September 25, 2009, with changes responsive to the Staff’s comments.

General

1.                                      Please provide us supplementally with your detailed legal analysis as to the applicability of Rule 13e-3 to this transaction.

Rule 13e-3 does not apply to this transaction because the transaction falls within the exception provided by Rule 13e-3(g)(2).  This exception applies to any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security provided the following three conditions are met:

1.             The equity security received has the same rights as the equity security that is the subject of the transaction . . . except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

2.             Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

3.             If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, then the security offered must be so listed or quoted.

This transaction meets the requirements stated above.  The transaction offers only equity securities consisting of common stock and warrants (although the warrant is a derivative security, its underlying security is equity and so the warrant itself should be deemed an equity security).  With regard to condition No. 1, unaffiliated security holders of the issuer are offered common stock in this transaction.  With regard to condition No. 2, the common stock of the Company is registered pursuant to section 12 of the Act.  Finally, with regard to condition No. 3, the Company’s securities are not listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, and so the offered securities are not required to be so listed or quoted.

Offer Period, page7

2.                                      Here and elsewhere in the document you state that, in the case of an extension, all warrants previously tendered will be deemed exercised as of the original expiration date. Please tell your analysis as to how this is consistent with Rule 13e-4(f)(2), or revise your disclosure throughout the offer document.

We have revised the Offer Letter/Prospectus to state that if the Offer Period is extended, Warrant holders may withdraw tendered Warrants at any time until the expiration of such extended Offer Period, and that Warrants that are not accepted by the Company for payment by November 23, 2009 may be withdrawn.

3.                                      You state that you reserve the right, in your sole discretion, to withdraw the offer at any time.  This improperly implies that you may withdraw your offer without regard to whether any of the specified conditions have occurred, which would make your offer illusory.  Please revise your disclosure.

We have revised the Offer Letter/Prospectus to state that the Company may not withdraw the Offer once the conditions to the Offer have been satisfied.

4.                                      You state that you may give oral notice of an extension to holders who have not tendered any warrants for early exercise.  Please advise us as to how oral notice of any extension, given only to holders who have not yet tendered, is reasonably calculated to reach registered holders of the outstanding warrants or otherwise satisfies the requirements of Rule 14e-1(d).

We have revised the Offer Letter/Prospectus to confirm that the Company will publicly announce any extension of the Offer by no later than 8:00 a.m. Central time on the next business day following the scheduled expiration of the Offer.

Withdrawal Rights, page 11

5.                                      You state that, if you delay in accepting for exercise any warrants for any reason, you may retain all warrants tendered.  Clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the offer, so state.

We have revised the Offer Letter/Prospectus to delete any references to “delay” in acceptance to clarify that the only circumstance in which there will be a delay in acceptance will be an extension of the Offer.

Acceptance for Issuance of Shares and Replacement Warrants, page 11

6.                                      Despite the heading of this section, you have not addressed the issuance of the Replacement Warrants.  Please revise.

We have revised the Offer Letter/Prospectus to address the issuance of the Replacement Warrants at the section referenced.

Summary Financial Information and Pro Forma Financial Information, page 16

7.                                      You do not appear to have disclosed book value per share or the ratio of earnings to fixed charges.  Please advise, or revise your disclosure.  Refer to Item 1010(c)(4) and (5) of Regulation M-A.

We have revised the Offer Letter/Prospectus to disclose book value per share and the ratio of earnings (deficit) to fixed charges.

Replacement Warrants, page 27

8.                                      Please provide us supplementally with your legal analysis as to the applicability of Rule 13e-4 to the redemption provisions appearing in the Replacement Warrants.

Rule 13e-4 will not apply to the redemption of the Replacement Warrants, if any, because of the exception provided by Rule 13e-4(h)(1).  This subsection states that Rule 13e-4 does not apply to “calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.”  Because the terms of the Warrants themselves provide for the redemption of the Warrants as described, Rule 13e-4 does not apply.

Where You Can Find More Information,. page 29

9.                                      The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission.  Please revise to indicate, if true, that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

We have revised our offering materials to state that we will amend the document to disclose material changes to the information published to the extent required.

*    *    *    *    *

In connection with the foregoing responses and per your request, the Company acknowledges that:

•                the Company is responsible for the adequacy and accuracy of the disclosure herein;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely,

/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer
(952) 746-1407

cc:                               Richard B. Thon, Chief Financial Officer

Michael Gunderson, Baker Tilly Virchow Krause, LLP

Robert K. Ranum, Fredrikson & Byron, P.A.